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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 21 2023
Washington DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mid-Market Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

24 James Road
(No. and Street)

Mount Kisco, (City) New York (State) 10549 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert W. Wien (Name) 914-907-9528 (Area Code – Telephone Number) RWWien@Mid-MarketSecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

5000 Thayer Center Suite C (Address) Oakland (City) MD (State) 21550 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mid-Market Securities, LLC, as of 3/13/2023, ~~2023~~, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KEVIN BAJAÑA
Notary Public - State of New York
No. 01BA6356241
Qualified in Bronx County
My Commission Expires Sept. 22, 2025

Notary Public

Signature:

Title: President CEO & CFO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of
Mid-Market Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Market Securities, LLC (the "Company") as of December 31, 2022 and the related statements of income, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Mid-Market Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Mid-Market Securities, LLC's management. Our responsibility is to express an opinion on the Mid-Market Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Mid-Market Securities, LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Mid-Market Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Mid-Market Securities, LLC's management.

Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*formerly known as* AJSH & Co LLP)

We have served as the Mid-Market Securities, LLC's Auditor since 2018

New Delhi, India
March 2, 2023

MID-MARKET SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

MID-MARKET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash and cash equivalents	$ 97,020
Prepaid expenses	2,000
	$ 99,020

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 24,292
	24,292
Member's equity:	74,728
	$ 99,020

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash and cash equivalents	$ 97,020
Prepaid expenses	2,000
	$ 99,020

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 24,292
	24,292
Member's equity:	74,728
	$ 99,020

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Income	
Consulting income	$ 96,750
Total revenues	96,750
Expenses:	
Compensation	77,290
Occupancy	12,000
Professional fees	3,550
Telephone and communications	5,969
Other operating expenses	1,449
Total expenses	100,258
Net income	$ (3,508)

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - January 1, 2022	81,736
Net income	(3,508)
Member's capital distributions (net)	(3,500)
BALANCE - December 31, 2022	$ 74,728

The accompanying notes are an integral part of these financial statements

MID-MARKET SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Net income	$	(3,508)
Adjustments to reconcile net income to net		
cash flows from operating activities:		
Increase (decrease) in:		
Prepaid expenses		5,500
Accounts payable and accrued liabilities		(2,129)
Net cash used in operating activities		(137)
Cash flows from financing activities:		
Member capital distributions (net)		(3,500)
Net cash provided by financing activities		(3,500)
Net increase in cash and cash equivalents		(3,637)
Cash and cash equivalents at beginning of period		100,657
Cash and cash equivalents at end of period	$	97,020

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Mid-Market Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2003.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. On December 31, 2022, the Company had no uninsured cash balances.

Revenue

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Income Taxes

As a single-member LLC, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

On December 31, 2022, the Company had excess net capital of $22,728. The Company's percentage of aggregate indebtedness to net capital was 33%.

Note 3 – Member Equity

In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities, or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Note 4 – Lease Commitments

As of August 1, 2020, the Company moved its office to the residence of Robert W. Wien. Rent in the amount of $1,000 per month, for a total of $12,000, was paid to Robert W. Wien for the period January 1, 2022, through December 31, 2022

Note 5- Related Party Transactions

The Company has only one related party which is sole member of the company i.e., Robert W. Wien. The Company has distributed $3,500 (net) to Mr. Robert W. Wien and has paid health insurance expense amounting to $197.
Rent in the amount of $1,000 per month, for a total of $12,000, was paid to Robert W. Wien for the period January 1, 2022 through December 31, 2022.

Note 6- Recent Accounting Pronouncement

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2021. Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

There were no new accounting pronouncements during the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through March 2, 2023, the date which the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to December 31, 2022, requiring disclosure.

Schedule I

MID-MARKET SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

NET CAPITAL:		
Total member's equity		74,728
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		2,000
Net capital before haircuts on securities positions		72,728
Haircuts on securities positions		
Undue concentration		-
Net Capital	$	72,728
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	24,292
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,619
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	50,000
Excess net capital	$	22,728
Net capital less greater of 10% of total AI or 120% of min. net capital	$	12,728
Percentage of aggregate indebtedness to net capital is		33.40%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	74,728
Non-allowable assets		2,000
Net capital as reported above	$	72,728

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of
Mid-Market Securities, LLC

We have reviewed Mid-Market Securities LLC's assertions, included in the accompanying Mid-Market Securities LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to broker or dealer selling tax shelters or limited partnerships in primary distributions, private placements of securities, selling group member in firm commitment underwritings and to be compensated on a transaction basis for each deal and other MMS will engage in providing general consulting and advisory services in connection with buy and sell mergers and acquisitions activity, restructurings, re-capitalizations, valuation analyses, fairness and solvency opinions, and financings, including acting as placement agent and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022, without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(formerly known as AJSH & Co LLP*)*

New Delhi, India
March 2, 2023

MID-MARKET SECURITIES
Member FINRA/SIPC

Robert W. Wien
President & CEO
T: +1 212 400-4048
M: +1 914 907-9528
F: +1 646 292-5141
rwwien@mmsib.com

SEA 15c3-3 Exemption Report

Mid-Market Securities, LLC (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 because the Company limits its business activities exclusively to Broker or dealer selling tax shelters or limited partnerships in primary distributions; Private placement of securities, Selling group member in firm commitment underwritings and to be compensated on a transaction basis for each deal; and Other-MMS will engage in providing general consulting and advisory services in connection with buy and sell mergers and acquisitions activity, restructurings, re-capitalizations, valuation analyses, fairness and solvency opinions, and financings, including acting as placement agent.

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mid-Market Securities, LLC

I, Robert W. Wien affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Robert W. Wien,
(President & C.E.O)
March 02, 2023